RYDE GROUP LTD
3 FRASER STREET
#08-21
DUO TOWER
SINGAPORE (189352)

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:00 PM ET on September 26, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 9:00 PM ET on September 26, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03056-S47027

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

RYDE GROUP LTD

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	The adoption of the fourth amended and restated memorandum and articles of association to reflect the increase of share capital and certain clean up changes;	☐	☐	☐
2.	An increase in authorized share capital of the Company from US$50,000 divided into 250,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 175,000,000 Class A Shares and 75,000,000 Class B Shares to US$1,000,000 divided into 5,000,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 3,500,000,000 Class A Shares and 1,500,000,000 Class B Shares;	☐	☐	☐
3.	A reverse share split / consolidation of the Class A and Class B shares at a ratio of 1:150, to be effected on 4 December 2026;	☐	☐	☐
4.	The directors to be authorized to determine any fractional entitlements to the issued consolidated shares resulting from the reverse share split / consolidation and to settle as they consider expedient any difficulty which arises in relation to the reverse share split / consolidation.	☐	☐	☐
5.	The conditional adoption of a fifth amended and restated memorandum and articles of association effective to reflect the reverse share split / consolidation; and	☐	☐	☐
6.	The directors to be authorized to do all other acts and things as they may consider necessary or desirable in connection with the proposals above, including without limitation, attending to the necessary filings in the Cayman Islands.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice of Meeting and fourth amended and restated memorandum and articles of association is/are available at www.proxyvote.com.

T03057-S47027

RYDE GROUP LTD
Extraordinary General Meeting of Shareholders
September 29, 2026 9:00 a.m. Singapore Time
This proxy is solicited on behalf of the Board of Directors

The shareholder(s) hereby appoint(s) Chairman of the Meeting, as proxy, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all the Class A Ordinary Shares and Class B Ordinary Shares of RYDE GROUP LTD that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9:00 a.m. Singapore Time, on September 29, 2026, at 7500A Beach Road, #16-310, The Plaza, Singapore 199591, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side